A Super Deal.com, Inc.

601 Seafarer Circle, Suite 402

Jupiter, FL  33477-9053

VIA EDGAR
                                                   August 26, 2010

Mr. John T. Archfield, Jr.
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

    RE:  A Super Deal.com, Inc.
            Form 8-K -  Item 4.01
            File Number: 000-51419
            Filed: August 11, 2010 and Amendment No 1 filed on August 24, 2010

Dear Mr. Archfield:

This correspondence is in reply to your letter dated August 12, 2010 and your August 26, 2010 12:45pm phone conversation with Barney Richmond, Chairman and Chief Executive Officer of A Super Deal.com, Inc. stating that the company and its management acknowledge that:

*

A Super Deal.com, Inc., the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the company's disclosures.

*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact either Barney Richmond by email at barneyarichmond@msn.com or Richard Turner at rick@asuperdeal.info.

Sincerely,

/s/ Barney A. Richmond
Barney A. Richmond
Chairman
A Super Deal.com, Inc.

/s/ Richard C. Turner
Richard C. Turner
Treasurer
A Super Deal.com, Inc.